UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Saratoga Investment Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80349A 109

(CUSIP Number)

Christian L. Oberbeck

535 Madison Avenue

New York, New York 10022

(212) 750-3343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CHRISTIAN L. OBERBECK
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 456,465
	8	Shared Voting Power 1,083,099
	9	Sole Dispositive Power 456,465
	10	Shared Dispositive Power 1,083,099
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,539,564 (See Item 5 below)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.6% (See Item 5)
14	Type of Reporting Person IN

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SARATOGA INVESTMENTS ADVISORS, LLC (I.R.S. Identification No. 27-2235250)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 164,881
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 164,881
11	Aggregate Amount Beneficially Owned by Each Reporting Person 164,881 (See Item 5 below)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1% (See Item 5 below)
14	Type of Reporting Person IA

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CLO PARTNERS LLC (I.R.S. Identification No. 20-5190132)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 174,035
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 174,035
11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,035 (See Item 5 below)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.2% (See Item 5 below)
14	Type of Reporting Person OO

This Amendment No. 3 amends and supplements the Schedule 13D originally filed jointly by Christian L. Oberbeck, Richard A. Petrocelli, Charles G. Phillips IV, John F. MacMurray, Charles P. Durkin, Jr., John P. Birkelund, Saratoga Investment Advisors, LLC and CLO Partners LLC on August 3, 2010, Amendment No. 1 thereto filed by Christian L. Oberbeck on April 17, 2012 and Amendment No. 2 thereto filed by Christian L. Oberbeck, Saratoga Investment Advisors, LLC and CLO Partners LLC on October 27, 2014 (collectively, the “Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 3 to the Schedule 13D is being filed jointly by Christian L. Oberbeck, Saratoga Investment Advisors, LLC and CLO Partners LLC to report the beneficial ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of Saratoga Investment Corp., a Maryland corporation (the “Issuer”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The principal executive office of the Issuer is located at 535 Madison Avenue, New York, NY 10022.

Item 4 Purpose of the Transaction

Item 4 is amended to add the following:

Saratoga Investment Advisors, LLC, which Mr. Oberbeck controls, awarded 32,765 shares (the “Transferred Shares”) of common stock to Michael Grisius, its employee and the President of the Issuer. 16,908 of these shares were transferred from Mr. Oberbeck to Saratoga Investment Advisors, LLC, which then granted them to Michael Grisius.

Except as set forth above or such as would occur upon completion of any of the actions discussed above, the Reporting Persons do not have any intention to engage in any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The percentages set forth below and otherwise herein are based on 5,379,616 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 14, 2014.

(b) Christian L. Oberbeck has sole voting and dispositive power with respect to 456,465 shares of Common Stock, shared voting and dispositive power with respect to 744,183 shares of Common Stock held by Elizabeth Oberbeck, shared voting and dispositive power with respect to 164,881 shares of Common Stock held by Saratoga Investment Advisors, LLC, an entity controlled by Mr. Oberbeck, and shared voting and dispositive power with respect to 174,035 shares of Common Stock held by CLO Partners LLC, an entity wholly owned by Mr. Oberbeck.

(c) Other than Mr. Oberbeck’s transfer of 744,183 shares of Common Stock to Elizabeth Oberbeck (as reported on a Schedule 13D/A filed by the Reporting Persons on October 27, 2014) and the transfer of shares by Saratoga Investment Advisors, LLC to Michael Grisius, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d) No person (other than the Reporting Persons and Elizabeth Oberbeck) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Saratoga Investment Advisors, LLC has agreed to award Michael Grisius an additional 50,928 shares of Common Stock over the period ending on December 31, 2016 subject to the satisfaction of certain conditions.

Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Materials to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Stock Purchase Agreement, dated as of April 14, 2010, GSC Investment Corp., Saratoga Investment Advisors, LLC and CLO Partners LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 4, 2010).

Exhibit 2	Registration Rights Agreement, dated as of July 30, 2010, by and between GSC Investment Corp., GSC CDO III L.L.C., Saratoga Investment Advisors, LLC, CLO Partners LLC and the other signatory parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed August 2, 2010).

Exhibit 3	Joint Filing Agreement, dated October 27, 2014 (incorporated by reference to Exhibit 3 to a Schedule 13D/A filed by the Reporting Persons on October 27, 2014).

Exhibit 4	Agreement Relating to Shares of Common Stock of Saratoga Investment Corp., dated October 9, 2014 (incorporated by reference to Exhibit 4 to a Schedule 13D/A filed by the Reporting Persons on October 27, 2014).

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2014

CHRISTIAN L. OBERBECK

By:	/s/ Christian L. Oberbeck

SARATOGA INVESTMENTS ADVISORS, LLC

By:	/s/ Christian L. Oberbeck
Name: Christian L. Oberbeck
Title: Managing Member

CLO PARTNERS LLC

By:	/s/ Christian L. Oberbeck
Name: Christian L. Oberbeck
Title: Managing Member